UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

       Press Release

Highlights

The main figures obtained by Bradesco in 2014 are presented below:

1.   Adjusted Net Income(1) for 2014 stood at R$ 15.359 billion (a 25.9% increase compared to the R$ 12.202 billion recorded in the same period of 2013), corresponding to earnings per share of R$ 3.66 and Return on Average Adjusted Equity(2) of 20.1%.

2.   As for the source, the Adjusted Net Income is composed of R$ 10.953 billion from financial activities, representing 71.3% of the total, and of R$ 4.406 billion from insurance, pension plans and capitalization bonds operations, which together account for 28.7%.

3.   On December 31, 2014, Bradesco market value stood at R$ 145.536 billion(3), showing a growth of 13.6% over December 31, 2013.

4.   Total Assets, in December 2014, stood at R$ 1.032 trillion, an increase of 13.6% over the December 2013 balance. The return on Average Total Assets was 1.6%, an increase of 0.2 p.p. over December 2013 (1.4%).

5.   In December 2014, the Expanded Loan Portfolio(4) reached R$ 455.127 billion, up 6.5% over December 2013. Operations with individuals totaled R$ 141.432 billion (an increase of 8.2% over December 2013), while corporate segment operations totaled
R$ 313.695 billion (up 5.8% over December 2013).

6.   Assets under Management stood at R$ 1.426 trillion, a 13.2% increase from December 2013.

7.   Shareholders’ Equity totaled R$ 81.508 billion in December 2014, 14.9% higher than in December 2013. Capital Adequacy Ratio stood at 16.5% in December 2014, 12.9% of which was classified as Common Equity/Tier I.

8.   A total of R$ 5.055 billion were paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first three quarters of 2014, of which R$ 1.824 billion were paid in monthly and interim installments and R$ 3.231 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 47.806 billion, up 12.0% compared to 2013.

10. The Delinquency Ratio over 90 days remained stable in the last twelve months, and stood at 3.5% on December 31, 2014.

11. The Operating Efficiency Ratio (ER)(5) in December 2014 was 39.2%, the best level ever recorded (42.1% in December 2013), while in the “risk-adjusted” concept, it stood at 47.9% (52.1% in December 2013).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 56.152 billion in 2014, up 12.9% when compared to 2013. Technical Reserves stood at R$ 153.267 billion, an increase of 12.5% compared to the balance on December 2013.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 4.998 billion in 2014, up 3.2% over the same period last year.

14.Taxes and contributions paid or recorded in provision, including social security, totaled R$ 24.225 billion, of which R$ 10.902 billion related to taxes withheld and collected from third parties, and R$ 13.323 billion calculated based on activities developed by Bradesco Organization, equivalent to 86.7% of the Adjusted Net Income(1).

15.Bradesco has an extensive Customer Service network in Brazil, with 4,659 Branches and 3,486 Service Points (PAs). Customers can also count on 1,145 ATMs, 50,006 Bradesco Expresso service points, 31,089 Bradesco Dia & Noite ATMs, and 17,593 Banco24Horas Network ATMs.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4    Economic and Financial Analysis Report – December 2014

Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$ 11.773 billion. Social benefits provided to all 95,520 employees of Bradesco Organization and their dependents amounted to R$ 2.923 billion, while investments in education, training and development programs totaled R$ 144.658 million.

17.Major Awards and Acknowledgments in the period:

•       Largest private Brazilian group to be featured in the “Valor Grandes Grupos” ranking, which lists the 200 largest groups in the country. It also holds 1st place in the ranking of the 20 largest groups in the financial sector, while also leading in shareholder’s equity (Valor Econômico newspaper);

•       For the 10th consecutive year, its common and preferred shares are listed on the Corporate Sustainability Index (ISE) of BMF&Bovespa;

•       Winner of the 16th Abrasca award as the best “Annual Report 2013”, under the “Publicly-Traded Company – Group 1”;

•       Featured on the annual “150 Best Companies to Work for in Brazil”, for the 15th time (Guia Você S/A Exame);

•       One of the top mentions in “Best in People Management” poll (Valor Carreira magazine - Valor Econômico newspaper);

•       Only Latin American bank to be featured in the “World’s 20 Greenest Banks” (Bloomberg Markets magazine); and

•       Named one of the most sustainable companies in Brazil. (Guia Exame de Sustentabilidade/Study by Fundação Getulio Vargas de São Paulo).

The Bradesco Organization fully complies with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles. We set our guidelines and strategies with a view to incorporating the best corporate sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and social and environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP).

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. Fundação Bradesco’s budget for 2014 totaled R$ 520.277 million, R$ 86.553 million of which was intended to restructuring high school education through classroom expansion works that enabled the foundation to offer free quality education to: a) 105,177 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) 458,365 thousand students who completed at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 33,856 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance.

Bradesco    5

       Press Release

Main Information

	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	Variation %
									4Q14 x 3Q14	4Q14 x 4Q13
Income Statement for the Period - R$ million
Book Net Income	3,993	3,875	3,778	3,443	3,079	3,064	2,949	2,919	3.0	29.7
Adjusted Net Income	4,132	3,950	3,804	3,473	3,199	3,082	2,978	2,943	4.6	29.2
Total Net Interest Income	12,986	12,281	12,066	10,962	11,264	10,729	10,587	10,706	5.7	15.3
Gross Credit Margin	8,453	8,249	7,967	7,711	7,850	7,793	7,634	7,414	2.5	7.7
Net Credit Margin	5,146	4,901	4,826	4,850	4,889	4,912	4,540	4,305	5.0	5.3
Provision for Loan Losses (ALL) Expenses	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(1.2)	11.7
Fee and Commission Income	5,839	5,639	5,328	5,283	5,227	4,977	4,983	4,599	3.5	11.7
Administrative and Personnel Expenses	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	8.9	7.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,806	12,904	13,992	11,450	14,492	11,069	13,238	10,953	38.0	22.9
Statement of Financial Position - R$ million
Total Assets	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	894,467	4.5	13.6
Securities	346,358	343,445	333,200	321,970	313,327	313,679	309,027	300,600	0.8	10.5
Loan Operations (1)	455,127	444,195	435,231	432,297	427,273	412,559	402,517	391,682	2.5	6.5
- Individuals	141,432	138,028	135,068	132,652	130,750	127,068	123,260	119,013	2.5	8.2
- Corporate	313,695	306,167	300,163	299,645	296,523	285,490	279,257	272,668	2.5	5.8
Allowance for Loan Losses (ALL) (2)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	2.3	6.7
Total Deposits	211,612	211,882	213,270	218,709	218,063	216,778	208,485	205,870	(0.1)	(3.0)
Technical Reserves	153,267	145,969	142,731	137,751	136,229	133,554	131,819	127,367	5.0	12.5
Shareholders' Equity	81,508	79,242	76,800	73,326	70,940	67,033	66,028	69,442	2.9	14.9
Assets under Management	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	3.0	13.2
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.66	3.44	3.23	3.03	2.91	2.84	2.79	2.77	6.4	25.8
Book Value per Common and Preferred Share - R$ (4)	19.43	18.89	18.31	17.48	16.90	15.97	15.72	16.54	2.9	15.0
Annualized Return on Average Equity (5) (6)	20.1	20.4	20.7	20.5	18.0	18.4	18.8	19.5	(0.3) p.p.	2.1 p.p.
Annual Return on Common Equity of 11% - BIS III (6)	24.2	24.3	24.2	23.9	-	-	-	-	(0.1) p.p.	-
Annualized Return on Average Assets (6)	1.6	1.6	1.6	1.5	1.4	1.3	1.3	1.3	-	0.2 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	7.6	7.8	7.2	7.3	7.1	7.2	7.3	0.2 p.p.	0.5 p.p.
Fixed Assets Ratio - Total Consolidated	13.2	13.0	13.2	15.0	15.2	17.5	17.3	16.5	0.2 p.p.	(2.0) p.p.
Combined Ratio - Insurance (7)	85.9	86.5	86.3	86.4	86.1	86.9	85.5	86.0	(0.6) p.p.	(0.2) p.p.
Efficiency Ratio (ER) (3)	39.2	39.9	40.9	41.9	42.1	42.1	41.8	41.5	(0.7) p.p.	(2.9) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	76.7	75.9	74.1	73.6	71.8	70.8	69.6	67.7	0.8 p.p.	4.9 p.p.
Market Capitalization - R$ million (8)	145,536	146,504	134,861	135,938	128,085	136,131	124,716	145,584	(0.7)	13.6
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.6	6.5	6.7	6.9	7.0	7.2	-	-
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.3	4.4	4.4	4.2	4.2	4.4	4.6	4.9	(0.1) p.p.	0.1 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.6	3.5	3.4	3.5	3.6	3.7	4.0	(0.1) p.p.	-
Coverage Ratio (> 90 days (10)) (2)	189.0	187.2	186.9	193.8	192.3	190.3	188.6	179.4	1.8 p.p.	(3.3) p.p.
Coverage Ratio (> 60 days (10)) (2)	156.6	154.2	149.9	153.7	158.9	156.8	153.5	146.0	2.4 p.p.	(2.3) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.5	16.3	15.8	15.7	16.6	16.4	15.4	15.6	0.2 p.p.	(0.1) p.p.
Capital Nivel I	12.9	12.6	12.1	11.9	12.3	12.7	11.6	11.0	0.3 p.p.	0.6 p.p.
- Common Equity	12.9	12.6	12.1	11.9	12.3	-	-	-	0.3 p.p.	0.6 p.p.
Capital Nível II	3.6	3.7	3.7	3.8	4.3	3.7	3.8	4.6	(0.1) p.p.	(0.7) p.p.

  6    Economic and Financial Analysis Report – December 2014

Press Release

Main Information

	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Variation %
									Dec14 x Sept14	Dec14 x Dec13
Structural Information - Units
Service Points	75,176	74,028	73,208	73,320	72,736	71,724	70,829	69,528	1.6	3.4
- Branches	4,659	4,659	4,680	4,678	4,674	4,697	4,692	4,687	-	(0.3)
- PAs (12)	3,486	3,497	3,497	3,484	3,586	3,760	3,795	3,786	(0.3)	(2.8)
- PAEs (12)	1,145	1,159	1,175	1,186	1,180	1,421	1,454	1,457	(1.2)	(3.0)
- External Bradesco ATMs (13) (14)	1,344	1,398	1,684	2,701	3,003	3,298	3,498	3,712	(3.9)	(55.2)
- Banco24Horas Network ATMs (13)	12,450	12,213	12,023	11,873	11,583	11,229	11,154	10,966	1.9	7.5
- Bradesco Expresso (Correspondent Banks)	50,006	49,020	48,186	47,430	46,851	45,614	44,819	43,598	2.0	6.7
- Bradesco Promotora de Vendas	2,073	2,068	1,949	1,955	1,846	1,692	1,404	1,309	0.2	12.3
- Branches / Subsidiaries Abroad	13	14	14	13	13	13	13	13	(7.1)	-
ATMs	48,682	48,053	47,612	48,295	48,203	47,969	47,972	48,025	1.3	1.0
- Bradesco Network	31,089	31,107	31,509	32,909	33,464	33,933	34,322	34,719	(0.1)	(7.1)
- Banco24Horas Network	17,593	16,946	16,103	15,386	14,739	14,036	13,650	13,306	3.8	19.4
Employees (15)	95,520	98,849	99,027	99,545	100,489	101,410	101,951	102,793	(3.4)	(4.9)
Outsourced Employees and Interns	12,916	12,896	12,790	12,671	12,614	12,699	12,647	13,070	0.2	2.4
Customers - in millions
Active Checking Account Holders (16) (17)	26.5	26.6	26.5	26.6	26.4	26.4	26.2	25.8	(0.4)	0.4
Savings Accounts (18)	59.1	52.9	51.8	49.0	50.9	48.3	47.7	46.6	11.7	16.1
Insurance Group	46.9	46.3	45.5	45.3	45.7	45.3	44.2	42.9	1.3	2.6
- Policyholders	41.1	40.5	39.6	39.4	39.8	39.5	38.4	37.1	1.5	3.3
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.3	-	-
- Capitalization Bond Customers	3.4	3.4	3.5	3.5	3.5	3.4	3.4	3.5	-	(2.9)
Bradesco Financiamentos (16)	3.1	3.1	3.2	3.2	3.3	3.4	3.5	3.6	-	(6.1)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10)Overdue Loans;

(11)Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No4192/13 and 4193/13
Capital Adequacy Ratio (Basel III);

(12)PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No4072/12; and PAEs – ATMs located on a company’s premises;

(13)Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(14)Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;

(15)The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil;

(16) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(17)Refers to first and second checking account holders; and

(18) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	12M14	12M13	4Q14	3Q14
Book Net Income	15,089	12,011	3,993	3,875

Non-Recurring Events	270	191	139	75
- Reversal of provision for tax contingencies (1)	(1,378)	-	-	(1,378)
- Impairment of assets (2)	1,300	739	702	598
- Reversal of technical reserves (3)	(754)	(2,572)	(754)	-
- Provision for labor contingencies (4)	488	-	-	488
- Provision for tax contingencies (5)	212	-	-	212
- Law nº 12.865/13 (REFIS)	-	(1,950)	-	-
- Rate adjustment at market value – NTNs	-	6,117	-	-
- Other (6)	421	(385)	127	201
- Tax Effects	(19)	(1,758)	64	(46)
Adjusted Net Income	15,359	12,202	4,132	3,950
0
ROAE % (7)	19.8	17.7	21.5	21.5
0
(ADJUSTED) ROAE % (7)	20.1	18.0	22.3	22.0

(1)   Includes the reversal of provision for tax risks related to the Cofins case, which had a favorable outcome for the Organization;

(2)   In the fourth quarter of 2014, it includes the impairment of: (i) Securities – Shares, classified as Available for Sale, totaling R$ 617 million; and (ii) Software, totaling R$ 85 million; in 2014, it also includes the acknowledgment of impairment in shares of Banco Espírito Santo S.A. (BES), totaling R$ 598 million; in 2013, it includes, primarily: (i) Securities – Shares, rated as Available-for-Sale, totaling R$ 682 million; and (ii) Other Assets, totaling R$ 57 million, arising from the reassessment of the expected return of these assets;

(3)   In 2014 and in the fourth quarter of 2014, it includes the reversal of technical reserves (OPT - Other Technical Reserves), in accordance with SUSEP Circular No462/13, net of the constitution of other technical reserves (PCC - Complementary Reserve for Coverage, and PDR - Related Expense Reserve); and in 2013, it relates to the impact of adopting the discount rate of the actuarial liabilities flow - risk-free Long-Term Interest Rate Structure (ETTJ), in compliance with the provisions of SUSEP Circular No 462/13;

(4)   Includes the improved calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history;

(5)   Includes the provision for tax risks relating to the PIS-EC 17/97 case;

(6)   In 2014, fourth quarter of 2014 and third quarter of 2014, it contemplates, primarily, the constitution of civil provisions; and in 2013, it includes, primarily: (i) the registration of tax credits, totaling R$ 462 million; and (ii) the constitution of civil provisions; and

(7)   Annualized.

  8    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Economic and Financial Analysis Report, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	12M14	12M13	Variation		4Q14	3Q14	Variation
			12M14 x 12M13				4Q14 x 3Q14
			Amount	%			Amount	%
Net Interest Income	48,295	43,286	5,009	11.6	12,986	12,281	705	5.7
- Interest Earning Portion	47,806	42,686	5,120	12.0	12,763	12,238	525	4.3
- Non-interest Earning Portion	489	600	(111)	(18.5)	223	43	180	-
ALL	(12,657)	(12,045)	(612)	5.1	(3,307)	(3,348)	41	(1.2)
Gross Income from Financial Intermediation	35,638	31,241	4,397	14.1	9,679	8,933	746	8.4
Income from Insurance, Pension Plans and Capitalization Bonds (1)	5,047	4,471	576	12.9	1,363	1,170	193	16.5
Fee and Commission Income	22,089	19,786	2,303	11.6	5,839	5,639	200	3.5
Personnel Expenses	(13,967)	(13,061)	(906)	6.9	(3,676)	(3,564)	(112)	3.1
Other Administrative Expenses	(14,848)	(14,512)	(336)	2.3	(4,159)	(3,628)	(531)	14.6
Tax Expenses	(4,627)	(4,381)	(246)	5.6	(1,211)	(1,182)	(29)	2.5
Companies	187	43	144	-	57	43	14	32.6
Other Operating Income/ (Expenses)	(5,395)	(4,743)	(652)	13.7	(1,360)	(1,311)	(49)	3.7
Operating Result	24,124	18,844	5,280	28.0	6,532	6,100	432	7.1
Non-Operating Result	(183)	(120)	(63)	52.5	(68)	(45)	(23)	51.1
Income Tax / Social Contribution	(8,469)	(6,425)	(2,044)	31.8	(2,308)	(2,075)	(233)	11.2
Non-controlling Interest	(113)	(97)	(16)	16.5	(24)	(30)	6	(20.0)
Adjusted Net Income	15,359	12,202	3,157	25.9	4,132	3,950	182	4.6

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 20.1% in December 2014. Such performance stems from the growth of adjusted net income, which increased by 4.6% quarter-over-quarter and 25.9% compared with the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$ 4,132 million in the fourth quarter of 2014, up R$ 182 million compared to the previous quarter, mainly due to (i) higher net interest income, due to increased “interest” and “non-interest” earning portions; (ii) increased fee and commission income, due to an increase in business volume; (iii) higher income from insurance, pension plans and capitalization bonds; and partially impacted by: (iv) increased administrative and personnel expenses.

In 2014, adjusted net income reached R$ 15,359 million, up R$ 3,157 million from the previous year, due to: (i) higher revenues from interest earning portion; (ii) increased fee and commission income; (iii) higher income from Insurance, Pension Plans and Capitalization Bonds; (iv) increased administrative and personnel expenses, although at a rate below inflation for the period; and (v) increase in other operating expenses, net of other operating income.

Shareholders’ Equity stood at R$ 81,508 million in December 2014, up 14.9% over December 2013. Capital Adequacy Ratio stood at 16.5%, 12.9% of which was classified as Common Equity/Tier I.

Total Assets reached R$ 1.032 trillion in December 2014, a 13.6% increase over December 2013, driven by the increased business volume. Return on Average Assets (ROAA) reached 1.6%.

  10    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 39.2% in the fourth quarter of 2014, again registering his best historical level, and in line with the published target. This result was due to: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the 0.7 p.p. improvement compared to the previous quarter was primarily due to: (i) higher fee and commission and net interest income; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 47.9%, an improvement of 0.8 p.p. in the quarter.

Quarterly ER rose from 38.5% in the third quarter of 2014 to 39.9% in the fourth quarter of 2014, primarily due to: (i) higher administrative expenses, primarily due to the seasonal effect of the fourth quarter, which impacted mainly advertising expenses; and partially offset by: (ii) the increase in revenues from fees and commission and in the interest earning portion. This indicator showed improvement when compared with the same period of the previous year, primarily due to the increase in interest earning portion and in fees and commission income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the fourth quarter of 2014 would be 43.0%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

R$ million
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q
4Q
10.706
197
10,509
10.587
18
10,569
10.729
107
10,622
11.264
278
10,986
10.962
11
10,951
12.066
212
11,854
12.281
43
12,238
12.986
223
12,763
7.1%
7.5%
8.5%
9.5%
10.4%
10.9%
10.9%
11.2%
7.2%
7.2%
7.0%
7.1%
7.1%
7.7%
7.5%
7.7%
7.2%
7.1%
6.9%
6.9%
7.1%
7.1%
7.2%
7.2%
Non-Interest Earning Portion
Interest Earning Portion
Average Selic Rate (annualized)
Average Quarterly NIM - Annualized = (Interest Earning Portion/(Average Assets - Repurchase Agreements - Permanent Assets))
Average NIM for the Period - Annualized = (Interest Earning Portion/(Average Assets - Repurchase Agreements - Permanent Assets))

In the quarter-over-quarter comparison, the R$ 705 million growth was mainly due to: (i) increased income from interest earning portion, totaling R$ 525 million, particularly in Insurance and Loans; and (ii) increased non-interest earning portion of the net interest income, totaling R$ 180 million.

In the year-over-year comparison, net interest income was up R$ 5.009 million, primarily due to: (i) higher interest earning portion, totaling R$ 5.120 million, due to the increase in business volumes, particularly in the Loan and Funding business lines, and offset by: (ii) lower non-interest earning portion, totaling R$ 111 million.

  12    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	12M14			12M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	32,379	341,470	9.5%	30,691	312,737	9.8%
Funding	6,296	373,313	1.7%	4,733	338,209	1.4%
Insurance	4,303	143,307	3.0%	3,616	131,290	2.8%
Securities/Other	4,828	342,564	1.4%	3,646	309,746	1.2%
0
Net Interest Income	47,806	-	7.2%	42,686	-	6.9%
0
	4Q14			3Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,453	350,957	10.0%	8,249	340,395	10.1%
Funding	1,686	380,240	1.8%	1,625	373,221	1.8%
Insurance	1,253	150,537	3.4%	1,005	144,792	2.8%
Securities/Other	1,371	360,410	1.5%	1,359	339,591	1.6%
0
Net Interest Income	12,763	-	7.7%	12,238	-	7.5%

The annualized interest financial margin rate stood at 7.7% in the fourth quarter of 2014, up 0.2 p.p. on the previous quarter, primarily due to income from the Insurance interest margin.

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       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2014, Bradesco’s expanded loan portfolio totaled R$ 455.1 billion. The increase of 2.5% in the quarter was primarily due to: (i) SMEs, which recorded a 2.8% growth; (ii) Individuals, recording a 2.5% growth and (iii) Corporations, which grew 2.3%.

In the last twelve months, the portfolio increased by 6.5%, broken down by: (i) 8.2% in Individuals; (ii) 7.3% in Corporations; and (iii) 3.4% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) rural loans. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan. It should be mentioned that products which present the lowest risk represented the greatest growth.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the fourth quarter of 2014, allowance for loan losses (ALL) stood at R$ 3,307 million, down R$ 41 million, or 1.2% compared to the previous quarter, despite the 3.2% increase in the volume of loan operations – as defined by Bacen, reflecting the reduction in delinquency during the period.

In the year-over-year comparison, this expense increased by 5.1%, even after accounting for the 7.3% increase in loan operations – as defined by Bacen, resulting from the stable delinquency level in the last 12 months.

It must be noted that these results were due to the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the constant improvement in the loan recovery process and the change in the product mix.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, was down when compared with the previous quarter.	This improvement was observed for Individuals as well as for SMEs. In the year-over-year comparison, this indicator remained stable.

Compared to the last quarter, short-term delinquency, including operations past due between 15 and 90 days, decreased for Individuals and for Corporations.	In the year-over-year comparison, this indicator also showed reduction, primarily due to the significant improvement in the Individuals segment.

(1)   As defined by the Brazilian Central Bank (Bacen).

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       Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses (ALL) for loans past due for more than 60 and 90 days. This indicator shows some improvement when compared with the previous quarter, due to a drop in delinquency for the period. In December 2014, these ratios stood at comfortable levels, reaching 156.6% and 189.0%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2014 totaled R$ 1.236 billion, up 23.5% when compared to the same period in the previous year (R$ 1.001 billion), and to the third quarter of 2014 (R$ 1.058 billion), Net Income increased by 16.8%, and an annualized return on Adjusted Shareholder’s Equity of 29.4%.

Net Income for 2014 totaled R$ 4.406 billion, a 17.8% increase when compared to the same period in the previous year (R$ 3.740 billion), for a return on Adjusted Shareholders’ Equity of 23.7%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	Variation %
									4Q14 x 3Q14	4Q14 x 4Q13
Net Income	1,236	1,058	1,072	1,040	1,001	878	931	930	16.8	23.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,806	12,904	13,992	11,450	14,492	11,069	13,238	10,953	38.0	22.9
Technical Reserves	153,267	145,969	142,731	137,751	136,229	133,554	131,819	127,367	5.0	12.5
Financial Assets	166,022	158,207	154,261	147,725	146,064	143,423	141,984	141,535	4.9	13.7
Claims Ratio (%)	70.9	72.7	70.2	70.1	71.1	72.7	71.1	69.6	(1.8) p.p.	(0.2) p.p.
Combined Ratio (%)	85.9	86.5	86.3	86.4	86.1	86.9	85.5	86.0	(0.6) p.p.	(0.2) p.p.
Policyholders / Participants and Customers (in thousands)	46,956	46,303	45,468	45,260	45,675	45,292	44,215	42,941	1.4	2.8
Employees (unit)	7,113	7,135	7,152	7,265	7,383	7,462	7,493	7,510	(0.3)	(3.7)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.0	23.3	23.5	23.4	24.2	23.8	24.0	22.4	0.7 p.p.	(0.2) p.p.

(1)   The fourth quarter of 2014 includes the latest data released by SUSEP (November 2014).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

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Press Release

Summarized Analysis of Adjusted Income

Disregarding the DPVAT agreement, income increased 38.3% in the fourth quarter of 2014 when compared to the previous quarter, led by the performance of the Life and Pension Plans segment, which was driven by a greater concentration of private pension contributions during the period.

Disregarding the DPVAT agreement, an increase of 23.7% was recorded when compared to the fourth quarter of 2013, resulting from increased production of more than two digits across all segments.

Disregarding the DPVAT agreement, production increased by 13.9% in 2014 when compared to the same period of the previous year, driven by Auto/RE, Health, Capitalization and Life and Pension Plans products, which grew 28.0%, 22.5%, 15.2% and 7.0%, respectively.

Net income for the fourth quarter of 2014 was 16.8% higher compared to the previous quarter, primarily due to: (i) an increase in revenue; (ii) a 1.8 p.p. drop in claims ratio; (iii) a stable sales ratio; (iv) improvement in the administrative efficiency ratio; and (v) growth in the financial and equity income.

Net income for the fourth quarter of 2014 was 23.5% higher compared to the same period in the previous year, primarily due to: (i) an increase in revenue; (ii) a reduction in claims and sales ratio; (iii) improvement in the administrative efficiency ratio; and (iv) growth in the financial and equity income.

Net income for 2014 was 17.8% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) stable claims and sales ratio; (iii) improvement in the administrative efficiency ratio; and (iv) growth in the financial and equity income.

Minimum Capital Required - Grupo Bradesco Seguros

According to Resolution CNSP No302/13, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the largest value between the base capital and risk capital. Until the National Council of Private Insurance (CNSP) regulates the market-risk additional capital, the Company is calculating the venture capital based on underwriting, credit and operating risks. For companies regulated by the ANS, Normative Resolution No209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required on December 31, 2014 was R$ 7.343 billion (November 2014).

  18    Economic and Financial Analysis Report – December 2014

       Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2014, provision of services income totaled R$ 5,839 million, for a growth of R$ 200 million, or 3.5%, over the previous quarter, primarily due to increased business volume, led by the performance of cards and checking account income.

In the year-over-year comparison, the increase of R$ 2,303 million, or 11.6%, was primarily due to: (i) increase in the volume of operations, which are resulting from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions made; (ii) the growth of checking account incomes, due primarily to increase in business; (iii) greater loan operations income, resulting from an increase in the volume of operations and sureties and guarantees in the period; and increase in income from: (iv) consortium management; (iv) fund management; and (vi) collection.

  19    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2014, the increase of R$ 112 million, or 3.1%, from the previous quarter is a result of variations in:

•         structural expenses – an increase of R$ 52 million arising from higher expenses with proceeds, social security contributions and benefits, due to an increase in wages, in accordance with the 2014 collective bargaining agreement; and

•         non-structural expenses – an increase of R$ 60 million, primarily due to greater expenses with: (i) provision for labor claims; and (ii) cost of terminations and charges.

In the year-over-year comparison, the increase of R$ 906 million, or 6.9%, was primarily due to:

•         the growth of R$ 710 million of the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2013 and 2014 collective agreements (readjustments of 8.0% and 8.5%, respectively); and

•       in the “non-structural portion”, the reduction of R$ 196 million, which resulted mainly from higher expenses with: (i) profit and income sharing of managers and employees; and (ii) termination and charges costs.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

(1)   The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil.

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       Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the year-over-year comparison, the increase of 2.3% was primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points in the period, bringing the total number of Service Points to 75,176 on December 31, 2014. We should note the performance of inflation indexes over the past 12 months: the IPCA and IGP-M were up 6.4% and 3.7%, respectively.

Quarter-over-quarter, the 14.6% increase was primarily due to: (i) the seasonal effect of higher advertising expenses, due to the investments made to support institutional positioning and product offering actions; and (ii) the increase in turnover and services concentrated in the period, which in turn resulted in greater expenses with: (a) third-party services; (b) maintenance and conservation of assets; and (c) data processing.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,360 million in the fourth quarter of 2014, a R$ 49 million increase over the previous quarter, primarily due to greater expenses with sales of the Credit Card product.

In the year-over-year comparison, the increase of R$ 652 million is primarily due to: (i) higher expenses with operating provisions, mainly contingent liabilities; and (ii) higher expenses with sales of the Credit Card product.

  21    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Expenses with income tax and social contribution were up 11.2% and 31.8% in the quarterly and annual comparison, respectively; these variations resulted from higher taxable income.

Unrealized Gains

Unrealized gains totaled R$ 19,343 million in the fourth quarter of 2014, a R$ 345 million increase from the previous quarter. Such variation is mainly due to: (i) the appreciation of investments, mainly Cielo shares, which increased by 4.2% in the quarter;partially offset by (ii) the devaluation of fixed income securities.

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Press Release

Capital Ratios - Basel III

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No4192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No3444/07.

In December 2014, Capital stood at R$ 98,605 million, against risk-weighted assets totaling R$ 597,213 million. The Capital Adequacy Ratio recorded an increase of 0.2 p.p. compared to the previous quarter, rising from 16.3% in December 2014 to 16.5% in December 2014, primarily due to: (i) the increase in Shareholders’ Equity, resulting from improved results for the quarter; and (ii) the effect of reallocation of funds from the Insurance Group, which had a positive impacted on prudential adjustments; partially offset by: (iii) the increase in risk-weighted assets, caused by the expansion of the loan portfolio.

Full Impact – Capital Adequacy Ratio

We include a Capital Adequacy Ratio simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the reallocation of resources on behalf of our Insurance Group; and (iii) the realization of tax credits arising from tax losses until December 2018, for a rate of 12.4% of common equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I ratio of 13.9%.

Buffer Capital/Return on Shareholders’ Equity at 11%

Banco Bradesco has developed a measurement methodology, and structured processes for the implementation of buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of buffer capital is composed of a Committee subordinated to the Board of Directors, and Committees that report to the Board of Executive Officers.

This structure decided to maintain a minimum buffer capital of 27%, considering the minimum regulatory capital requirement of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Capital Adequacy Ratio rules, profitability would be 24.2%.

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       Press Release

Economic Scenario

The fourth quarter was characterized by increased financial volatility at the international level. Uncertainty regarding the global economy’s pace of recovery was compounded by a significant drop in commodity prices, especially oil. With the exception of the U.S., there was a downward revision of growth projections for major regions of the globe. The slowing growth of the Chinese economy is in progress, while persistently low inflation in the Euro area continue to frustrate the economic recovery of those countries. At the same time, the drop in oil prices, which began mid-year, has gained new momentum with the OPEC member countries’ decision not to reduce their production.

However, so far the more adverse global scenario has not been enough to interrupt the recovery of U.S. growth. In this context, the Federal Reserve ended its program of asset purchase and signaling that the monetary normalization process can begin in the second half of 2015. Unlike the U.S., Euro area economies and Japan have faced increased difficulty in resuming sustained growth rates. With that, the Central Bank of Japan and the European Central Bank have been compelled to intensify the adoption of monetary stimulus measures.

The loss of exchange terms due to the dropping prices of commodities on a world level, and the trend of international appreciation of the dollar create challenges to emerging nations’ management of economic policy. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, it becomes increasingly imperative that Brazil strengthens its commitment to sustainable economic policies. Efforts in this direction represent a requirement for the maintenance of the macroeconomic predictability and income gains, in addition to raising the confidence level of economic agents.

Indicators for domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

  24    Economic and Financial Analysis Report – December 2014

Press Release

Main Economic Indicators

Main Indicators (%)	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	12M14	12M13

Interbank Deposit Certificate (CDI)	2.76	2.72	2.51	2.40	2.31	2.12	1.79	1.61	10.81	8.06
Ibovespa	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	(2.91)	(15.50)
USD – Commercial Rate	8.37	11.28	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	13.39	14.64
General Price Index - Market (IGP-M)	1.89	(0.68)	(0.10)	2.55	1.75	1.92	0.90	0.85	3.69	5.51
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.72	0.83	1.54	2.18	2.04	0.62	1.18	1.94	6.41	5.91
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.24	1.24	5.03	5.03
Reference Interest Rate (TR)	0.26	0.25	0.15	0.19	0.16	0.03	-	-	0.86	0.19
Savings Account (Old Rule) (1)	1.77	1.76	1.66	1.70	1.67	1.54	1.51	1.51	7.08	6.37
Savings Account (New Rule) (1)	1.77	1.76	1.66	1.70	1.67	1.47	1.30	1.25	7.08	5.81
Business Days (number)	65	66	61	61	64	66	63	60	253	253
Indicators (Closing Rate)	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec14	Dec13
USD – Commercial Selling Rate - (R$)	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.6562	2.3426
Euro - (R$)	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	3.2270	3.2265
Country Risk (points)	259	239	208	228	224	236	237	189	259	224
Basic Selic Rate Copom (% p.a.)	11.75	11.00	11.00	10.75	10.00	9.00	8.00	7.25	11.75	10.00
BM&F Fixed Rate (% p.a.)	12.96	11.77	10.91	11.38	10.57	10.07	9.39	7.92	12.96	10.57

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	2.75	2.84	2.92
Extended Consumer Price Index (IPCA)	6.81	5.20	5.00
General Price Index - Market (IGP-M)	5.00	5.00	5.00
Selic (year-end)	12.50	11.50	10.50
Gross Domestic Product (GDP)	0.50	2.00	3.00

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Guidance

Bradesco’s Outlook for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

  26    Economic and Financial Analysis Report – December 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2014

					R$ million
	4Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	11,524	845	12,369	617	12,986
ALL	(3,780)	473	(3,307)	-	(3,307)
Gross Income from Financial Intermediation	7,743	1,318	9,061	617	9,679
Income from Insurance, Pension Plans and Capitalization Bonds	2,117	-	2,117	(754)	1,363
Fee and Commission Income	5,787	52	5,839	-	5,839
Personnel Expenses	(3,676)	-	(3,676)	-	(3,676)
Other Administrative Expenses	(4,229)	70	(4,159)	-	(4,159)
Tax Expenses	(1,012)	(239)	(1,251)	40	(1,211)
Companies	57	-	57	-	57
Other Operating Income/Expenses	(2,134)	562	(1,572)	212	(1,360)
Operating Result	4,655	1,763	6,418	115	6,532
Non-Operating Result	(178)	110	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	(484)	(1,872)	(2,356)	24	(2,332)
Net Income	3,993	-	3,993	139	4,132

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,100 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third quarter of 2014

					R$ million
	3Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,889	1,794	11,683	598	12,281
ALL	(3,775)	427	(3,348)	-	(3,348)
Gross Income from Financial Intermediation	6,114	2,221	8,335	598	8,933
Income from Insurance, Pension Plans and Capitalization Bonds	1,170	-	1,170	-	1,170
Fee and Commission Income	5,587	52	5,639	-	5,639
Personnel Expenses	(4,052)	-	(4,052)	488	(3,564)
Other Administrative Expenses	(3,664)	35	(3,628)	-	(3,628)
Tax Expenses	(910)	(286)	(1,195)	13	(1,182)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(545)	187	(358)	(953)	(1,311)
Operating Result	3,743	2,209	5,954	146	6,100
Non-Operating Result	(94)	51	(45)	-	(45)
Income Tax / Social Contribution and Non-controlling Interest	226	(2,260)	(2,034)	(71)	(2,105)
Net Income	3,875	-	3,875	75	3,950

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,536 million.

  28    Economic and Financial Analysis Report – December 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fiscal year 2014

					R$ million
	12M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	48,457	(1,377)	47,080	1,215	48,295
ALL	(14,451)	1,794	(12,657)	-	(12,657)
Gross Income from Financial Intermediation	34,006	417	34,423	1,215	35,638
Income from Insurance, Pension Plans and Capitalization Bonds	5,803	-	5,803	(754)	5,047
Fee and Commission Income	21,790	299	22,089	-	22,089
Personnel Expenses	(14,455)	-	(14,455)	488	(13,967)
Other Administrative Expenses	(15,015)	166	(14,848)	-	(14,848)
Tax Expenses	(4,232)	(449)	(4,680)	53	(4,627)
Companies	187	-	187	-	187
Other Operating Income/Expenses	(7,030)	2,282	(4,747)	(648)	(5,395)
Operating Result	21,054	2,715	23,770	354	24,124
Non-Operating Result	(516)	334	(183)	-	(183)
Income Tax / Social Contribution and Non-controlling Interest	(5,449)	(3,048)	(8,498)	(84)	(8,582)
Net Income	15,089	-	15,089	270	15,359

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 3,452 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fiscal year 2013

					R$ million
	12M13
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	38,457	(1,878)	36,579	6,706	43,286
ALL	(13,481)	1,435	(12,046)	-	(12,045)
Gross Income from Financial Intermediation	24,976	(443)	24,533	6,706	31,241
Income from Insurance, Pension Plans and Capitalization Bonds	7,457	-	7,457	(2,985)	4,471
Fee and Commission Income	19,460	326	19,786	-	19,786
Personnel Expenses	(13,061)	-	(13,061)	-	(13,061)
Other Administrative Expenses	(14,430)	(82)	(14,512)	-	(14,512)
Tax Expenses	(4,029)	(311)	(4,340)	(40)	(4,381)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(6,024)	2,634	(3,390)	(1,350)	(4,743)
Operating Result	14,393	2,124	16,517	2,331	18,844
Non-Operating Result	(242)	76	(166)	45	(120)
Income Tax / Social Contribution and Non-controlling Interest	(2,139)	(2,200)	(4,339)	(2,185)	(6,522)
Net Income	12,011	-	12,011	191	12,202

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,467 million.

  30    Economic and Financial Analysis Report – December 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 29, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.